SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings Plc


31st January 2005


Re: Holding in Company



A Letter from The Capital Group Companies, Inc dated 28 January 2005 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 28th January2005.


Re: Section 67 Notification


Company Secretary:


           Enclosed is a Section 67 Notification date 27 January 2005.



Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past. For a description of our organisation, please visit our Web site at www.capgroup.com.



For the purposes of this notification an outstanding share balance of 754,316,032 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.


Gina Martinez

Compliance Associate

The Capital Group Companies, Inc.




A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 27 January 2005.


                       Notification of Interests

                      (Section 67 Companies Act 1990)



This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A.,Capital Guardian Trust Company, and Captial International Limited, pursuant to Section 67 of the Companies Act, 1990.



The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.



Share capital to which this relates:

Ordinary Shares (including ADRs)

Number of shares in which the Companies have a notifiable interest:

94,638,324 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):

See Schedule B





As of 27 January 2005



Ryanair Holdings Plc



                                     Number of Shares    Percent of Outstanding

The Capital Group Companies, Inc.    94,638,324                         12.546%
("CG") holdings
Holdings by CG Management Companies
and Funds:
Capital Guardian Trust Company       10,481,000                          1.389%
Capital International Limited        38,670,881                          5.127%
Capital International S.A.           5,838,275                           0.774%
Capital International, Inc.          2,144,688                           0.284%
Capital Research and Management      37,503,500                          4.972%
Company









Schedule A





                 Schedule of holdings in Ryanair Holdings, Plc

                             As of 31 January 2005



                         CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares
Cede & Co                                               8,171,000
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                2,310,000
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, P.O.Box 512
Dublin, Ballsbridge

Total                                                   10,481,000







                               Schedule B


                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                         Local Shares
State Street Nominees Limited                           189,200
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                               3,110,450
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                          1,792,949
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                  51,600
Woolgate House
Coleman Street
London
EC2P 2HD

Cede & Co                                               5,099,884
55 Water Street
New York
NY 10006

Citibank London                                         375,348
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                       605,334
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         7,534,697
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                   4,452,051
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

State Street London Ltd                                 1,883,697
12-13 Nicholas Ln
London EC4N 78N

Mellon Bank                                             281,100
Global Custody Division
1 Mellon Bank Centre Room 1310
Pittsbourgh PA 15252-0001

MSS Nominees Limited                                    316,000
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                            1,030,186

Deutsche Bank AG                                        138,628
23 Great Winchester Street
London EC2P 2AX
United Kingdom

HSBC Bank Plc                                           71,200
Securities Services Mariner House
Pepys Street
London EC3N 4DA

Alibank Nominees Limited                                3,634,193
Allied Irish Bank Plc
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

Citibank N.A. (Ireland)                                 1,681,000
ISFC House
Custom House Quay
Dublin 1

Bank of Ireland Nominees Limited                        2,885,766
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A. (Dublin)                                  57,500
IFSC House
Custom House Quay
Dublin 1

AIB Custodial Nominees Limited                          601,300

Clydesdale Bank plc                                     943,646

JP Morgan Chase Bank                                    1,935,132

Total                                                   38,670,861





                                   Schedule B



                           Capital International S.A




Registered Name                                         Local Shares
Cede & Co                                               5,559,635
55 Water Street
New York NY 10006

Bank of Ireland                                         11,400
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                        226,740
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A (Dublin)                                   40,500
IFSC House
Custom House Quay
Dublin 1

Total                                                   5,838,275









                                   Schedule B



                           Capital International, Inc


Registered Name                                         Local Shares
Cede & Co                                               1,736,000
55 Water Street
New York, NY 10006

NorTrust Nominees Limited                               22,200
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         116,200
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

State Street Australia Limited                          30,500
Australia

Alibank Nominees Limited                                225,688
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre P.O. Box 512
Dublin
Ballsbridge

AIB Custodial Nominees Limited                          14,100

Total                                                   2,144,688







                                   Schedule B



                    Capital Research and Management Company


Registered Name                                         Local Shares
Cede & Co                                               36,917,000
55 Water Street
New York, NY 10006

Bank of Ireland                                         67,300
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Ltd                            519,200
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Total                                                   37,503,500





                                   Schedule B





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 31 January 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director